Exhibit 12
Chesapeake Utilities Corporation
Ratio of Earnings to Fixed Charges

For the Years Ended December 31,	2009(a)	2008	2007	2006	2005
(in thousands, except ratio of earnings to fixed charges)
Income from continuing operations	$15,897	$13,607	$13,218	$10,748	$10,699
Add:
Income taxes	10,918	8,817	8,597	6,999	6,472
Portion of rents representative of interest factor	333	294	245	227	278
Interest on indebtedness	7,042	6,110	6,539	5,722	5,077
Amortization of debt discount and expense	43	47	51	52	56

Earnings as adjusted	$34,233	$28,875	$28,650	$23,748	$22,582

Fixed Charges
Portion of rents representative of interest factor	$333	$294	$245	$227	$278
Interest on indebtedness	7,042	6,110	6,539	5,722	5,077
Amortization of debt discount and expense	43	47	51	52	56

Fixed Charges	$7,418	$6,451	$6,835	$6,001	$5,411

Ratio of Earnings to Fixed Charges	4.61	4.48	4.19	3.96	4.17

(a)	Includes the results from the merger with Florida Public Utilities Company, which became effective on October 28, 2009.